Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	2004	2003	2002
BASIC:
Net Income	$88,808	$80,961	$66,690

Weighted average shares outstanding	61,868	60,341	59,445

Basic earnings per share	$1.44	$1.34	$1.12

DILUTED:
Net Income	$88,808	$80,961	$66,690
After-tax interest cost of convertible debt	3,679	1,360	—

Net Income plus assumed debt conversion	$92,487	$82,321	$66,690

Weighted average shares outstanding	61,868	60,341	59,445
Dilutive effect of convertible debt	3,226	1,209	—
Incremental shares under stock option plans	2,972	2,958	3,269

Adjusted weighted average shares outstanding	68,066	64,508	62,714

Diluted earnings per share	$1.36	$1.28	$1.07